Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Alcobra Ltd., us, we, or our, should be read in conjunction with our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission, or the SEC, on March 28, 2014, as well as our unaudited consolidated financial statements and the related notes thereto for the six months ended June 30, 2014, filed with the SEC on January 8, 2015.  The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary oral drug candidate, MDX, to treat Attention Deficit Hyperactivity Disorder (ADHD) and other cognitive dysfunctions including Fragile X Syndrome.

This discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding anticipated expenses, capital requirements and our needs for additional financing; timing, design, the initiation and successful completion of the clinical trials we are or anticipate conducting, if at all; U.S. Food and Drug Administration approval of, or other regulatory action in the United States and elsewhere, with respect to MDX; the commercial launch and future sales of MDX or any other future products or product candidates; our ability to achieve favorable pricing for MDX; and our expectations regarding licensing, acquisitions and strategic operations. In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this discussion would be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this discussion are subject to risks and uncertainties, included in our most recent Annual Report on Form 20-F, under Item 3.D. – “Risk Factors” and in our other filings with the SEC. You are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as otherwise required by law, we are under no obligation to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this discussion.

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, pre-commercialization expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of expenses related to third party clinical consultants and expenses related to conducting clinical and preclinical trials, salaries and related personnel expenses, share-based compensation expenses, travel expenses and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of U.S. dollars)	2014	2013

Cost of third party clinical consultants and expenses related to conducting clinical trials	$9,455	$121
Salaries and related personnel expenses	660	64
Share-based compensation	1,015	178
Travel expenses	128	6
Other expenses	182	27
Total	$11,440	$396

Pre-commercialization expenses

Pre-commercialization expenses consist primarily salary and related expenses, share-based compensation expense and professional services fees in connection with business development and market research for the company's product.

The following table discloses the breakdown of pre-commercialization expenses:

	Six months ended June 30,
(in thousands of U.S. dollars)	2014	2013

Share-based compensation	$182	$-
Professional services	569	-
Salaries and related personnel expenses	294	-
Travel expenses	36	-
Other expenses	8	-
Total	$1,089	$-

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, travel expenses share-based compensation expense, professional service fees for accounting, legal and bookkeeping and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of U.S. dollars)	2014	2013

Share-based compensation	$967	$567
Professional services	907	205
Salaries and related personnel expenses	960	286
Travel expenses	113	6
Other expenses	190	50
Total	$3,137	$1,114

Results of Operations

	Six months ended June 30,
	2014	2013
	(in thousands of U.S. dollars)

Research and development expenses	$11,440	$396

Pre-commercialization expenses	1,089	-

General and administrative expenses	3,137	1,114

Operating loss	15,666	1,510

Financial Expense (Income), net	(135)	206

Tax on income	15	-

Net comprehensive loss	$15,546	$1,716

Deemed dividend	-	-

Net loss attributable to holders of ordinary shares	$15,546	$1,716

Comparison of the Six Months ended June 30, 2014 to the Six Months ended June 30, 2013

Research and development expenses

Our research and development expenses for the six months ended June 30, 2014 amounted to $11,440,000, representing an increase of $11,044,000, or 2,789%, compared to $396,000 for the six months ended June 30, 2013. The increase is primarily due to an increase in third party clinical consultants expenses and expenses related to conducting clinical trials in an amount of $9,334,000, an increase of $596,000 in salaries and related personnel expenses reflecting an increase in the number of employees and salary increases, and an increase of $837,000 for share-based compensation expenses.

Pre-commercialization expenses

Our pre-commercialization expenses for the six months ended June 30, 2014 amounted to $1,089,000. The pre-commercialization expenses are related mainly to business development and market research activities for the company's product. We did not have any pre-commercialization expenses during the six months ended June 30, 2013 because we did not commence pre-commercialization activities until January, 2014.

General and administrative expenses

Our general and administrative expenses totaled $3,137,000 for the six months ended June 30, 2014, an increase of $2,023,000, or 182%, compared to $1,114,000 for the six months ended June 30, 2013. The increase resulted primarily from an increase of $400,000 in share-based compensation expenses, an increase of $674,000 in salaries and related personnel expenses, an increase of $702,000 in professional services, and an increase of $107,000 in travel expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2014 was $15,666,000, as compared to an operating loss of $1,510,000 for the six months ended June 30, 2013, an increase of $14,156,000, or 937%.

Financial Expense and Income

We recognized financial income of $135,000 for the six months ended June 30, 2014, representing an increase of $341,000, compared to financial expenses of $206,000 for the six months ended June 30, 2013. The financial income is related mainly to interest on deposits during 2014. We recognized financial expenses of $206,000 for the six months ended June 30, 2013 primarily from convertible notes expenses.

Tax Expenses

We recognized $15,000 of tax expenses for the six months ended June 30, 2014, which are the tax liabilities of our wholly owned subsidiary, Alcobra Inc. resulting from services Alcobra Inc. provides us in accordance with an arms’ length services agreement, which were not incurred during the six months ended June 30, 2013.

Net Loss

As a result of the foregoing, our net loss for the six months ended June 30, 2014, was $15,546,000, as compared to a net loss of $1,716,000 for the six months ended June 30, 2013, an increase of $13,830,000, or 806%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2014 we have funded our operations principally with $63.9 million from the sale of ordinary shares, preferred shares and convertible notes. As of June 30, 2014, we had $6.9 million in cash and cash equivalents and an additional amount of $32 million in a short-term deposit.

	Six months ended June 30,
	2014	2013
	(in thousands of U.S. dollars)

Operating activities	$(11,096)	$(536)

Investing activities	(4,087)	(4,003)

Financing activities	-	22,035

Net increase (decrease) in cash and cash equivalents	$(15,183)	$17,496

Operating Activities

Net cash used in operating activities of $11.1 million during the six months ended June 30, 2014 was primarily used for payment of $8.7 million for clinical trials and other third party related expenses and for professional services, $0.2 million for travel expenses and an aggregate of $1.8 million in salary payments. The remaining amount of $0.4 million was for other miscellaneous expenses.

Net cash used in operating activities of $0.54 million during the six months ended June 30, 2013 was primarily used for payment of $0.4 million for salary payments and $0.1 million for professional services.

Investing Activities

Net cash used in investing activities of $4.1 million during the six months ended June 30, 2014 reflected our use of cash to invest in short-term deposits.

Net cash used in investing activities of $4.0 million during the six months ended June 30, 2013 reflected our use of cash to invest in short-term deposits.

Financing Activities

Net cash provided by financing activities of $22.0 million in the six months ended June 30, 2013, consisted of $21.9 million of proceeds from our initial public offering and $0.1 million of proceeds from issuance of convertible notes (that were converted into our ordinary shares at the time of our initial public offering).

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares, preferred shares, loans and issuances of convertible notes. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next three years. Even if we are able to raise funds in the offering contemplated herein, we believe that we will need to raise additional funds before we have any cash flow from operations.

As of June 30, 2014, our cash, cash equivalents and short-term deposits totaled $38.9 million. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus.

We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through beginning of 2016 (such activities do not include conducting clinical trials in the EU or Japan). Nevertheless, we will require significant additional financing in the future to fund our clinical development plan and operations and if and when we obtain regulatory approval of MDX, to commercialize the drug. Based on our current clinical development plan, we currently anticipate that we will utilize approximately $22 million for clinical trial activities over the course of the next 24 months. We also anticipate utilizing between $6 million to $7 million for additional research and development expenditures over such 24-month period, which consists primarily of expenditures for the manufacture of our drug candidate for use in clinical trials and supporting pre-clinical studies required for obtaining approval to conduct such clinical studies. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization, design and number of our clinical trials and other research and development programs;

•	any cost that we may incur under in- and out-licensing arrangements relating to our drug candidate that we may enter into in the future; the costs and timing of obtaining regulatory approval for our drug candidate;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidate;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidate; the magnitude of our general and administrative expenses; and payments to the OCS.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short term deposits, the net proceeds from the current offering, debt or equity financings, or by out-licensing applications of our drug candidate. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidate.